                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934/1/



                               YES CLOTHING CO.
                               ----------------
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                          --------------------------
                        (Title of Class of Securities)

                                  985832 10 4
                                  -----------
                                (CUSIP Number)

                              GARY J. COHEN, ESQ.
                                SIDLEY & AUSTIN
                             555 WEST FIFTH STREET
                      LOS ANGELES, CALIFORNIA  90013-1010
                                (213) 896-6013
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JUNE 4, 1996
                                 ------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 5 Pages)

- -------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
  CUSIP NO. 985832 10 4                 13D                PAGE 2 OF 8 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          GUY ANTHOME

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          PF
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [_]
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          UNITED STATES

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,514,693

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,514,693

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,514,693

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      49.95%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement on Schedule 13D relates is the common stock, no par value (the "Common Stock"), of Yes Clothing Co., a California corporation (the "Issuer"), with its principal executive offices located at 1380 West Washington Boulevard, Los Angeles, California 90007.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed by Guy Anthome (the "Reporting Person").

          The business address of the Reporting Person is 1380 West Washington Boulevard, Los Angeles, California 90007.

          The Reporting Person is the Chairman and Chief Executive Officer employed at YES Clothing Co., an apparel manufacturing company, located at 1380 West Washington Boulevard, Los Angeles, California 90007.

          During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The Reporting Person is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On June 4, 1996, pursuant to the Letter Agreement dated as of June 4, 1996, (the "Letter Agreement"), a copy of which is attached hereto as Exhibit "A", by and between the Reporting Person, the Issuer and Georges Marciano and the Georges Marciano Trust (collectively, Georges Marciano and the Georges Marciano Trust are the "Sellers"), the Reporting Person acquired from the Sellers 3,514,693 shares of Common Stock (the "Shares") at $0.01 per share for an aggregate purchase price of $35,514.92 in cash. The Reporting Person used his personal funds to purchase the Shares.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Person acquired the Shares for investment purposes and to become the Chairman and Chief Executive Officer of Issuer and to direct its business operations. Prior to the Reporting Person's acquisition of the Shares, the Issuer primarily manufactured and sold apparel designed by Mr. Marciano and his affiliates. This strategy was not successful and the Issuer's sales suffered a substantial decline. Mr. Marciano is no longer designing apparel for the Issuer. It is the Reporting Person's intention to cause the Issuer to contract with a broad range of apparel designers to create a new "YES" line of

                               Page 3 of 5 Pages
apparel, and to seek to enter into private label arrangements with mass market retailers in an effort to rebuild the Issuer's sales volume and profitability. No specific arrangements have yet been made with respect to either intention, and there is no assurance that the Reporting Person will be successful in either regard.

ITEM 5.   INTEREST IN THE SECURITIES OF ISSUER.

          As of June 4, 1996, the Reporting Person became the beneficial owner of 3,514,693 shares representing approximately 49.95% of the 7,036,492 shares of Common Stock outstanding as of February 14, 1996 (as reported in YES Clothing Co.'s Annual Report on Form 10-Q for the year ended December 31, 1995). The Reporting Person has sole voting power and dispositive power with respect to all of the shares. No person other than the Reporting Person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          The Reporting Person has indicated that he intends to transfer to Mr. Jeffrey P. Busse, the Issuer's Chief Financial Officer, 250,000 shares held by the Reporting Person for the same price paid by the Reporting Person ($0.01 per share), and a further intention to transfer an additional 250,000 shares to Mr. Busse at a date and on terms to be negotiated in the future. In addition, the Reporting Person has also indicated an intention to transfer a further portion of the Shares to other key employees of the Issuer.

          Except as described herein, the Reporting Person has not acquired or disposed of any shares of Common Stock of the Issuer during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Reporting Person, the Issuer and the Sellers have entered into the Letter Agreement attached hereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A - Agreement among Issuer, Georges Marciano (including affiliates and trusts) and Reporting Person, dated June 4, 1996;

          Exhibit A2 - Promissory Note attached to Letter Agreement; and

          Exhibit C - General Release and Indemnity Agreement among Issuer, Georges Marciano (including affiliates, and trusts) and Reporting Person.

                               Page 4 of 5 Pages

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         ____________________________________
                                         Guy Anthome


                               Page 5 of 5 Pages

                                   EXHIBIT A

                                  June 4, 1996


PERSONAL & CONFIDENTIAL
- -----------------------


Georges Marciano
Go USA, Inc.
Georges Marciano Design Studio
9756 Wilshire Boulevard
Beverly Hills, California 90212

            Re:  YES Clothing Co.
                 ----------------

Dear Georges:

          This letter will memorialize and describe the basic terms of the arrangements to be completed among YES Clothing Co. (The "Company"), Guy Anthome and Georges Marciano, Go USA, Inc., the Georges Marciano Trust, and their affiliates (collectively "Marciano").

          1.   Certain Actions by the Parties Listed Above.
               -------------------------------------------

          (a) Go USA will on or before June 4, 1996 purchase certain assets (inventory and equipment) approximating $1,463,000 in value from the Company. In addition, Go USA shall advance certain funds resulting in a cumulative payment of $3,100,000 to the Company.

          (b) The Company shall pay off certain liabilities associated with three letters of credit issued in favor of Republic Factors in the amount of approximately $1.0 million each on behalf of the Company, and related to amounts advanced by Republic Factors through June 4, 1996, which are estimated to total approximately $3.0 million at June 4, 1996;

          (c) Go USA will on or before June 4, 1996 mark "paid", cancel and return the promissory note(s) issued by the Company to Go USA in the amount of $2,767,000 (the net amount remaining after the purchase of the inventory and equipment described above) and cancel any other indebtedness remaining outstanding from the Company to Go USA at June 4, 1996, whether documented by promissory note or not, except for $500,000 of such debt which shall be repaid as set forth in paragraph 3 below.

Georges Marciano
June 4, 1996
Page 2



          (d) Georges Marciano shall return to the Company for cancellation unexercised all options and warrants to purchase shares of securities of the Company held by Marciano, including the options to purchase 2,000,000 shares of common stock of the Company and the warrants to purchase 2,000,000 shares of common stock of the Company;

          (e) Georges Marciano shall resign as Chairman of the Board and a director of the Company, effective the date hereof; and

          (f) The Company, Anthome, and Marciano will execute the General Release and Indemnity Agreement attached hereto as Exhibit C.

          2.   STOCK PURCHASE.  Guy Anthome will purchase and Marciano will sell
               --------------
approximately 3,514,693 shares of the common stock of the Company at a purchase price of $0.01 per share, 3,184,693 shares from Georges Marciano and 330,000 shares from the Georges Marciano Trust. The price shall be paid in cash, cashier's check or bank check. The sale shall be consummated no later than June 4, 1996. The shares will bear thereon a private placement (Section 4(2) legend and will be held by Guy Anthome for investment purposes and not for resale or distribution. Anthome acknowledges that the sale of the shares is made without representation and warranty with respect to the nature, quality and prospects of the Company and agrees that by virtue of his position as a Director he is capable of evaluating the risks of his investment in the Company.

          3.   ACTIONS OF THE COMPANY WITH GO USA.  In payment of the remaining
               ----------------------------------
debt owed to Go USA by the Company, and the other agreements hereunder, the Company will pay Go USA the amount of $500,000, payable as follows:

          (a) $250,000 in cash upon the consummation of both the sale of Common Stock to Guy Anthome and the completion or satisfaction of all items set forth in Paragraph 1 above; and

          (b) the remaining $250,000 by an unsecured promissory note of the Company in the form attached as Exhibit A due January 31, 1997.

          4.   FURTHER AGREEMENTS.  The Company, Guy Anthome and Marciano will
               ------------------
enter into such further agreements as may be necessary or appropriate in connection with the transactions described in this letter, including:

Georges Marciano
June 4, 1996
Page 3


          (a) the Company will provide directors and officers liability insurance of at least $6,000,000 covering Georges Marciano to be kept in force for a period of at least 24 months after the Closing at its sole cost and expense.

          (b) all licenses, trademark agreements and other arrangements for the use of the name Georges Marciano, GM Surf, Go USA and other licenses with Marciano or his affiliates have been cancelled and the Company will have no further right to use any of the foregoing. All provisions of the license agreements between Marciano and the Company with respect to the foregoing trademarks are cancelled with the exception of indemnification provisions thereof, which shall continue in full force and effect.

          (c) the Company will make available COBRA benefits for Georges Marciano and other employees who continue in the employ of Marciano after the date hereof for at least 18 months after the closing of this transaction. The cost of such benefits will either be paid by Marciano or the employees themselves.

          (d) the Company agrees to sell to Marciano at his request on customary commercial terms for a period of up to 24 months from the Closing, any of the apparel products it produces (other than trademarked products produced for a specific customer) at the Company's fully absorbed cost of goods sold (as determined in good faith by the Company) for sale by Marciano at his or his affiliates' retail outlets.


          5.   GENERAL RELEASE AND WAIVER OF CIVIL CODE SECTION 1542.  Marciano,
               -----------------------------------------------------
on behalf of themselves and their successors and assigns do hereby remise, release and forever discharge the Company and its respective successors and assigns from any and all claims, rights, debts, liabilities, demands, obligations, promises, acts, agreements, costs, expenses (all of the foregoing being referred to collectively as the "Claims and Expenses") (including, but not limited to, unknown Claims and Expenses through and including the date hereof including, without limitation, any and all Claims and Expenses in any way based on, arising out of or related to Georges Marciano's employment and position as a director or Go USA's position as a creditor) as well as any claim not set forth herein for severance pay, bonus, sick leave, holiday pay, vacation pay, life insurance, health and medical insurance or any other fringe benefit, workers' compensation or disability under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, or the California Fair Employment and Housing Act, PROVIDED, HOWEVER, that this
     --------  -------
general release is not intend to and shall not be construed as a release of any rights, commitments, obligations or warranties of the parties under this Agreement and all agreements executed in connection herewith and any statutory or contractual rights to indemnification as a former director and officer (collectively the "Continuing Agreements"),

Georges Marciano
June 4, 1996
Page 4


all of which rights, commitments, obligations or warranties shall remain in full force and effect.

          Marciano, and each of them, expressly waive and relinquish all rights and benefits under Section 1542 of the Civil Code of California, which reads as follows:

          "1542.  Extent of General Release.

          A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

          Marciano, and each of them, acknowledge that they, or any of them, may hereafter discover facts different from or in addition to those they, or any of them, now known or believe to be true with respect to the Claims and Expenses herein released and agree that this Agreement shall be and remain effective in all respects notwithstanding such different or additional facts. It is the intention hereby fully finally and forever to settle and release all Claims and Expenses which do now exist, may exist or heretofore have existed in favor of Marciano against the and Company (or any of its predecessors in interest) on the other. In furtherance of such intention, among other things, the releases herein given shall be and remain in full force and effect as full and complete mutual general releases notwithstanding the discovery or existence of any such additional or different claims or facts relative thereto and notwithstanding the breach of any terms or conditions of this Agreement.

          6.   REPRESENTATIONS, WARRANTIES AND INDEMNITIES.
               -------------------------------------------
          (a) The parties hereto represent and warrant that they have the full right and authority to enter into this Agreement and that the officer or representative of each party executing this Agreement on their respective behalves has the full right and authority to execute this Agreement and to fully bind the parties hereto, and that this Agreement represents the valid and binding agreement of each of them enforceable in accordance with its terms.

          (b)  Each of the parties represent, warrant and agree as follows:

               (i) Each party has had the opportunity to seek independent legal advice from their attorneys with respect to the advisability of making this Agreement;

Georges Marciano
June 4, 1996
Page 5


               (ii) Neither party (nor any officer, agent, employee, partner, representative or attorney of or any party) have made any statement, representation or promise, other than as set forth herein, to any other party in entering into this Agreement which has been relied upon by any other party (or of any officer, agent, employee, partner, representative or attorney for other party) in entering into or executing this Agreement; and

               (iii) Each party have made such investigation of the facts pertaining to this Agreement and of all other matters pertaining hereto as they deem necessary.

               (iv) Neither party has assigned or transferred to any person not a party to this Agreement any released matter or any part or portion thereof and each shall defend, indemnify and hold harmless the other from and against any claim (including the payment of attorneys' fees and costs actually incurred whether or not litigation is commenced) based on or in connection with or arising out of any such assignment or transfer made, purported or claimed.

           7.  NOTICES.  Any notice under this Agreement shall not be effective
               -------
as such unless addressed as set forth below and mailed by U.S. certified mail, return receipt requested, postage prepaid, or by telecopy or by overnight delivery service and not otherwise. Notices shall be effective three business days after mailing, or upon receipt if sent by telecopy or overnight delivery service.

          8.   INTEGRATION.  This Agreement has been fully negotiated and shall
               -----------
not be interpreted for or against either party. This Agreement, and the Continuing Agreements and the documents referenced herein constitute an integration of the entire understanding and agreement of the parties. Any representation, promise or condition, whether written or oral, not specifically incorporated herein shall not be binding upon any of the parties hereto and all parties acknowledge that they have not relied, in entering into this Agreement, upon any representations, promises or conditions not specifically set forth herein.

          9.   SURVIVAL.  All representations, warranties, covenants, agreements
               --------
and acknowledgments made by the parties herein shall be considered to have been relied upon by the parties hereto and shall survive the execution, performance and delivery of this Agreement and all other documents contemplated herein.

          10.  SUCCESSORS AND ASSIGNS.  This Agreement, including, without
               ----------------------
limitation, the representations, warranties, covenants, agreements, acknowledgments and indemnities contained herein, a) shall inure to the benefit of and be enforceable by the

Georges Marciano
June 4, 1996
Page 6


respective parties hereto, and Company's, Anthome's and Marciano's successors and permitted assigns and permitted transferees, and b) shall be binding upon and enforceable against the respective parties hereto, and the Company's, Anthome's and Marciano's successors, permitted assigns and permitted transferees.

          11.  CONSTRUCTION AND ATTORNEYS' FEES.  This Agreement shall be
               --------------------------------
construed and enforced in accordance with the laws of the State of California where it is to be executed and delivered. Should any action (including an arbitration proceeding) be brought by the parties hereto to enforce any provision or right herein, the prevailing party shall be entitled to recover in addition to any other relief, reasonable attorneys' fees and costs of litigation.

          12.  NO MODIFICATION OR AMENDMENT EXCEPT BY WRITING.  No modification,
               ----------------------------------------------
amendment or waiver of any of the provisions herein contained, nor any future representation promises or conditions in connection with the subject matter hereof shall be binding upon any party hereto unless made in writing and signed by a duly authorized officer or agent on behalf of each party.

          13.  SEVERABILITY.  In the event that any one or more of the
               ------------
provisions contained herein shall for any reason be held to be invalid illegal or unenforceable, such shall not affect any other provisions of this Agreement so long as the remaining provisions can and are construed to fulfill the intent of the parties as set forth herein as if such invalid, illegal or unenforceable provision was not contained herein.

          14.  CAPTIONS AND HEADINGS; COUNTERPARTS.  Captions and paragraph
               -----------------------------------
headings used herein are for convenience only and are not a part of this Agreement and shall not be used in construing it. This Agreement may be executed in two or more counterparts, all of which when taken together shall constitute the entire instrument. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

          15.  EXPENSES.  Each of the Company, Marciano and Guy Anthome will
               --------
bear their own costs and expenses, including attorneys' fees, in connection with carrying out the transactions described in this letter.

          16.  PUBLICITY.  Neither the Company, its officers or directors, or
               ---------
Marciano will disclose, directly or indirectly, whether through public announcement, communication with any third party, or otherwise, any information concerning the existence of this letter agreement until such time as the Company determines that disclosure is required or advisable under federal securities or other applicable law. Any public announcement concerning the

Georges Marciano
June 4, 1996
Page 7


terms of the transactions described in this letter will be made with the concurrence of the Company, Guy Anthome and Marciano.


          If this letter is consistent with your understandings of the agreements reached among the Company, Guy Anthome and Marciano, please sign and return to us the enclosed copy of this letter no later than June 4, 1996.

          Please call me at 213/765-7800 if you have any questions regarding this letter.

                                  Very truly yours,


                                  /s/ Guy Anthome
                                  -----------------------------------
                                  Guy Anthome

                                  and


                                  YES CLOTHING CO.


                                  By: /s/ Jeffrey Busse
                                      -------------------------------
                                       Jeffrey Busse


Accepted and Agreed to by:

/s/ Georges Marciano
- -------------------------------
Georges Marciano


GO USA, INC.


By: /s/ Georges Marciano
    ---------------------------
    Georges Marciano, President


THE GEORGES MARCIANO TRUST


By: /s/ Georges Marciano
    ---------------------------
    Georges Marciano, Trustee

                                   EXHIBIT A2

                                PROMISSORY NOTE



Dated: June 4, 1996                                                     $250,000

     For value received, the undersigned ("Maker") promises to pay to Go USA, Inc. ("Holder"), or order at the office of Holder, located at 9465 Wilshire Boulevard, Suite 700, Beverly Hills, California 90210 or at such other place as the Holder hereof may from time to time designate, the sum of Two Hundred Fifty Thousand Dollars ($250,000).

     The outstanding principal balance shall bear simple interest at the rate of eight percent (8.0%) per annum.

     The outstanding principal sum of this Note together with all accrued and unpaid interest shall be due and payable on January 31, 1997.

     Principal and interest shall be payable in lawful money of the United States of America. Payments shall be applied first to interest on past due interest, then to past due interest, then to accrued interest and then to principal. The undersigned may prepay all of part of this Note at any time without penalty. All principal and interest not paid when due shall bear interest from such date until paid in full at the rate of ten percent (10.0%) per annum.

     An event of default hereunder shall occur if (a) any payment due hereunder is not paid as and when due, (b) Maker makes an assignment for the benefit of its creditors or files a petition in bankruptcy, (c) Maker is adjudged insolvent, or (d) an involuntary petition in bankruptcy (or similar statute) is filed against the Maker and is not dismissed within thirty (30) days after filing. If any such event of default occurs, the Holder hereof, at its option, may declare all sums due hereunder immediately due and payable without notice or demand.

     No delay on the part of the Holder of this Note nor the failure to exercise of any power or right under this Note shall operate as a waiver of such power or right or preclude other or further exercise thereof or the exercise of any other power or right. Acceptance of payment after its due date shall not waive the right of the Holder hereof to require prompt payment when due of all other payments or to declare a default for the failure to so pay. The undersigned hereby waives presentation, demand for payment, notice of dishonor or acceleration, protest and notice of protest, and any and all other notices or demands in connection with delivery, acceptance, performance, default, or enforcement of this Note.

     If any payment under this Note is not paid when due or if any event of default occurs hereunder, Maker promises to pay all costs of enforcement and collection, including, but not limited to, reasonable attorneys' fees, whether or not such enforcement and collection includes the filing of a lawsuit.

     This Note shall inure to the benefit of and shall bind the successors and assigns of Maker.

     IN WITNESS WHEREOF, the undersigned has executed this Note in Los Angeles, California, on the day and year first above written.

                                       YES Clothing Co.


                                       /s/ Jeffrey Busse
                                       ________________________________
                                       Jeffrey Busse
                                       Chief Financial Officer

                                   EXHIBIT C

                                GENERAL RELEASE
                                      AND
                              INDEMNITY AGREEMENT


     The following General Release and Indemnity Agreement (this "Agreement") is entered into as of June 4, 1996, by and between YES Clothing Co., a California corporation, ("YES") and Guy Anthome, an individual ("Anthome"), on the one hand, (the foregoing, collectively referred to as "Releasors" and "Indemnitors") and Georges Marciano, The Georges Marciano Trust, GO USA, Inc., and their affiliates, ("Marciano"), on the other hand (together "Releasees" and "Indemnitees").

     WHEREAS, contemporaneously herewith, YES, Anthome and Marciano are entering into an agreement (the "Purchase Agreement") whereby Anthome will purchase from Marciano certain shares of stock in YES; and

     WHEREAS, under the terms of the Purchase Agreement, Marciano will pay certain debts of YES and provide other consideration to and for the benefit of YES and Anthome; and

     WHEREAS, under the terms of the Purchase Agreement, as a condition to such payment and delivery of such consideration, Marciano requires the delivery of certain releases by Releasors and the indemnification of Georges Marciano, GO USA, Inc., and their affiliates, by Indemnitors; and

     WHEREAS the Releasors and Indemnitors desire to release and indemnify the Releasees and Indemnitees.

     NOW, THEREFORE, in consideration for the mutual representations, covenants and other terms of this Agreement, the parties hereto agree as follows:

                                    Release
                                    -------

     1.   Released Matters. Except for the Excluded Matters defined in paragraph
          ----------------
     2, below, Releasors, and each of them, on behalf of themselves and their respective heirs, predecessors, successors, assigns, shareholders, beneficiaries and affiliates, and their officers, directors, executors, administrators, agents, representatives and insurers, and each of them, fully and forever relieve, release, and discharge (and covenant not to sue or otherwise institute legal or administrative proceedings against) Releasees, and each of them and their heirs, executors, administrators, successors, beneficiaries and assigns, from and for any and all claims, debts, liabilities, demands, obligations, liens, promises, acts, agreements, costs, expenses (including, without limitation, reasonable attorneys' fees), damages, actions and causes of actions of whatever kind or nature (collectively referred to as "Claims"), whether known or unknown, fixed, contingent or maturing in the future, which arise from or relate to, directly or indirectly, any of the following from the beginning of time through the date of this Agreement (except for the Excluded Matters, the "Released Matters"):

               i) YES, its management, obligations, financing, operations and personnel;

               ii)  Releasees' ownership and sale of YES stock; and

               iii) Georges Marciano's tenure and actions as an officer, director, shareholder or employee of YES.

     2.   Excluded Matters.  This release and Releasors' covenant not sue shall
          ----------------
     not apply to the following "Excluded Matters":
     ---

               A) Claims against Releasees arising from the rights or obligations provided in the Purchase Agreement;

               B) Claims against Releasees arising from the rights or obligations provided in any "Continuing Agreement," as that term is defined in the Purchase Agreement or from failure of representations and warranties of Releasee thereunder; and

               C) Claims arising from the failure of a representation or warranty set forth in Section 4, below.

          3.   Extent of Release.  Releasors, and each of them, acknowledge
               -----------------
     and agree that the releases provided in this Agreement shall extend and apply to all unknown, unsuspected and unanticipated Claims and that this Agreement may be pleaded by Releasees, and any of them, as a full and complete defense to, and may be used as the basis for an injunction against, any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of this release agreement. Releasors, and each of them hereby represent and warrant that they understand and expressly waive any and all benefits conferred upon them by the provisions of Section 1542 of the Civil Code of the State of California, which reads as follows:

                    "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THE CREDITOR
               DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

     Releasors, and each of them, expressly waive any equivalent provision of any statute of the United States or any other state or jurisdiction, and similar principles of common law or equity.

          4.   Georges Marciano Representation and Warranty.  Georges Marciano
               --------------------------------------------
     represents and warrants to Releasors that the shares of common stock in YES sold pursuant to the Purchase Agreement are the sole property of Georges Marciano and are free of any claims, liens or other encumbrances except as stated on such certificate or as created pursuant to the Purchase Agreement.

          5.   Releasors' Representation.  Each Releasor represents and warrants
               -------------------------
     that he has not assigned or transferred any portion of the Claims released herein to any other individual, firm, corporation or entity and to the best of his knowledge that no other individual, firm, corporation or entity has any lien, claim or interest in any of the Claims. Each Releasor further covenants and agrees to use his best efforts to obtain all consents and approvals which may be required in connection with the release of Releasees from guaranties and accommodations entered into on behalf of YES, if any.

          6.   Effect of Covenants and Representations.  Each of the parties
               ---------------------------------------
     hereby expressly and knowingly acknowledges that he may hereafter discover facts different from or in addition to those which he now knows or believes to be true with respect to the claims herein released and he agrees that this Agreement shall be and remain in full force and effect in all respects, notwithstanding such different or additional facts. It is the intention hereby fully, finally and forever to settle and release all such matters and any and all claims relating to the Released Matters which do now exist, may exist or heretofore have existed. In furtherance of such intention, the releases herein given shall be and remain in effect as full and completed releases of the Released Matters, notwithstanding the discovery by any of the parties of the existence of any additional or different claims or facts relating to the Claims. The Agreement is intended, pursuant to the advice of independently selected legal counsel, to be final and binding between and among the parties.

          7. Releasors' Acknowledgment. Releasors, and each of them, hereby acknowledge and agree that no representation, warranty or covenant with respect to future activities, business or competition of YES has been made by any Release. Georges Marciano, GO USA, Inc. and their affiliates will be free to design, develop products, invest in, manage, consult and otherwise compete freely in the garment industry, including the jeans business and other markets of YES. Releasors, and each of them, further acknowledge and agree that Georges Marciano is not subject to any exclusivity, non-competition or similar restriction of any kind applicable to him personally or to his current or future business enterprises or associations.

                                II.  Indemnity
                                     ---------

          8.   Indemnified Matters.  Indemnitors, and each of them, agree to
               -------------------
     indemnify, protect, defend and hold harmless Indemnitees, and each of them, from and against any and all claims, losses, liabilities, and expenses including Indemnitees' reasonable attorneys' fees, (collectively "Losses") arising from or in connection with any threatened, pending or completed action, suit or proceeding and any claim or offset, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the name of YES, its shareholders or successors) arising from or in connection with any of the following "Indemnified Matters" and whether now known, outstanding, contingent or arising in the future:

               A) Claims relating to YES, its management, financing operations or personnel (other than any such claims that are Excluded Matters as set forth in paragraph 2 hereof).

               B) Claims relating to YES' obligations to creditors, vendors, customers, employees or shareholders;

               C) Claims relating to actions, real or alleged, of any YES officer, director or employee (including Georges Marciano) (other than any such claims that are Excluded Matters as set forth in paragraph 2 hereof);

               D) Claims relating to the Purchase Agreement (other than any such claims that are Excluded Matters as set forth in paragraph 2 hereof); and

               E) Claims relating to any guaranties or other accommodations entered into on behalf of YES in the ordinary course of YES business.

               Indemnitors shall reimburse Indemnitees on demand for any losses to which the foregoing indemnity relates.

          9.   Tender of Defense.  A party indemnified under the foregoing
               -----------------
     paragraph (an "Indemnitee") shall notify Indemnitors of the existence of any claim or matter involving potential liabilities as to which the Indemnitor's indemnification obligations would apply, within a reasonable time after Indemnitee receives notice thereof; thereafter the Indemnitee shall give the Indemnitor 30 days (or such other period as is required by the contingencies of such claim or matter) in which to elect to defend the same at its own expense and with counsel of its own selection (who shall be approved by the Indemnitee, which approval shall not be unreasonably withheld); provided that the Indemnitee shall at all times also have the right to fully participate in the defense at its own expense unless (i) the employment of counsel has been authorized by Indemnitor, (ii) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the

     Indemnitor and the Indemnitee in the conduct of the defense of such claim, or (iii) Indemnitor shall have failed to employ counsel within a reasonable period of time or continue prosecution of the defense of such claim, in each of which cases the fees and expenses of counsel shall be reimbursed by Indemnitor. If the Indemnitor shall, within such 30-day period, fail to defend, the Indemnitee shall have the right, but not the obligation, to undertake the defense of, and to compromise or settle (exercising reasonable business judgment) the claim or other matter on behalf and at the risk and expense of the Indemnitor. Except as provided above, the Indemnitee shall not compromise or settle the claim or other matter without the written consent of the Indemnitor, which consent shall not be unreasonably withheld. If the claim is on that cannot by its nature be defended solely by the Indemnitor (including, without limitation, any tax proceeding), the Indemnitee shall make available all information and assistance (including, without limitation, copies of all documents and other writings) that the Indemnitor may reasonably request; provided that any associated expenses shall be paid by the Indemnitor.

          Indemnitors agree among themselves that any claim for indemnity or tender of defense hereunder will be in the first instance the responsibility of, and referred to, YES, it being intended that the obligations of indemnity hereunder are primarily those of YES. In connection with the foregoing, YES agrees to respond in a timely manner to any claim for indemnity or tender of defense hereunder and to satisfy any matured obligation of indemnity of any of the Indemnitors hereunder. YES agrees to hold each of the other Indemnitors harmless of and from any and all claims, losses, liabilities and expenses, including reasonable attorneys' fees, arising from any failure of YES to satisfy its obligations to any Indemnitee under this Agreement or any of the other Indemnitors under this paragraph.

          The foregoing to the contrary notwithstanding, no failure, incapacity or prohibition of YES to satisfy indemnification obligations hereunder shall serve as a defense to enforcement of the indemnity against any other Indemnitor.

          10.   Contemporaneous Release; Other Indemnities.  This Agreement is
                ------------------------------------------
     being executed contemporaneously with the Purchase Agreement, which Purchase Agreement contains a release provision relating to certain potential claims of Marciano against YES and Anthome (the "Contemporaneous Release"). Nothing in the Contemporaneous Release is intended or shall be implied to limit or in any other way affect the full and complete rights of indemnification afforded to Indemnitees by this Agreement (including, without limitation, the rights to be indemnified for losses with respect to claims as set forth in paragraph 8 hereof). The indemnity provided in this Agreement shall also be separate and in addition to any right of indemnification provided to Indemnitees according to the Articles of Incorporation, Bylaws or Shareholders Agreement of YES, and YES Directors and Officers insurance as well as by any prior agreement, statute, or common law.

                     III.  Interpretation and Enforcement
                           ------------------------------

          11.  Interpretation.  Each of the parties hereto represents, warrants,
               --------------
     and agrees as follows:

          A) Each of the parties hereto has received prior independent legal advice from legal counsel of his choice with respect to the advisability of making the arrangement provided for herein and with respect to the advisability of executing this Agreement. Each party has had adequate time to review and consider this Agreement and has had the opportunity to participate in its negotiation and drafting;

          B) The terms of this Agreement are contractual, not a mere recital, and are the result of negotiations between the parties;

          C) Each party agrees that such party will not take any action which would interfere with the performance of this Agreement by any of the parties hereto or which would adversely affect the rights provided for herein;

          D) The corporate officers reviewing and executing the Agreement have been duly authorized and empowered by the corporate party to do so;

          E) This Agreement is intended to be final and binding, and is further intended to be effective as a full and final accord and satisfaction between them for all Claims which have or could have been asserted, except for the Excluded Matters. Each party relies on the finality of this Agreement as a material factor inducing that party's execution of this Agreement; and

          F) This Agreement is a release of unasserted or disputed claims and does not constitute an admission of liability on the part of Releasors or Releasees, as to any matters whatsoever.

          12.  Notice.  Any notice, request, instruction, or other document to
               ------
     be given hereunder by any party to another shall be in writing and delivered personally or mailed by certified mail, postage prepaid, return receipt requested (such mailed notice to be effective on the date of such receipt) as follows:

     if to the Releasees/Indemnitees:
          Georges Marciano
          GO USA Streetwear, Inc.
          9465 Wilshire Boulevard, Suite 700
          Beverly Hills, California  90212
          with a copy to:

          Robert J. Sutcliffe, Esquire
          601 South Figueroa Street, Suite 4890
          Los Angeles, California  90017

          if to the Releasors/Indemnitors:

          YES Clothing Co.
          1380 West Washington Boulevard
          Los Angeles, California  90007

          Attention:  Guy Anthome


          Each of the parties shall be entitled to specify a different address by giving notice as aforesaid.

          13.  Arbitration.  In the event any dispute arises between the parties
               -----------
     or their related entities or individuals concerning, in whole or in part, the subject matter or this Agreement, the Claims released herein, the indemnity due hereunder, or any actions taken before the execution of this Agreement, the parties agree that any such dispute and any and all claims arising therefrom shall be subject to final and binding arbitration with the arbitrator being selected and the arbitration being conducted in accordance with the applicable rules of the American Arbitration Association in effect at the time the claim or dispute arose. It is further explicitly understood and agreed by the parties that the arbitrator will have full authority to award any relief available in law or equity just as if the dispute had been brought in a California court.

          14.  Attorneys' Fees.  In the event that any party hereto should bring
               ---------------
     any action, suit, arbitration or other proceedings against any other party hereto or its related individuals or entities, concerning any matter referred to herein, or contesting the validity of this Agreement, or attempting to rescind, negate, modify or reform this Agreement or any of the terms or provisions thereof, or to remedy, prevent or obtain relief from a breach of this Agreement, or arising out of a breach of this Agreement, the prevailing party shall recover all of such party's reasonable attorneys' fees incurred in each and every such action, suit, or other proceeding, including all appeals and petitions therefrom.

          15.  Interpretation.  In interpreting this Agreement, the masculine
               ---------------
     gender shall be deemed to include the feminine and neuter, the singular shall be deemed to include the plural and vice versa.

          16.  Counterparts.  This Agreement may be executed in counterparts,
               ------------
     all of which shall be construed as one document.

          17.  Headings.  The section and other headings contained in this
               --------
     Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          18.  Binding Effect.  The provisions of this Agreement shall bind and
               --------------
     inure to the benefit of the parties and their respective trustees, heirs, beneficiaries, executors, administrators, officers, directors, partners, shareholders, employees, affiliates (provided that the indemnity granted in Section 8 is not intended to inure to the benefit of any affiliate corporation that is publicly held as of the date of this Agreement), representatives, agents, attorneys, accountants, successors and assigns.

          19.  Severability.  The invalidity or unenforceability of any
               ------------
     particular provision of this Agreement shall not affect the other provisions, and this Agreement shall be construed in all respects as if any invalid or unenforceable provision were omitted. To the extent permitted by applicable law, the parties hereby waive any provision of law that renders any portion of this Agreement prohibited or unenforceable in any respect. To the extent any such provision should be omitted, the parties will negotiate in good faith to replace the stricken provision with a new provision reflecting the same allocation of benefits and burdens.

          20.  Governing Law.  The validity, construction and performance of
               -------------
     this Agreement shall be governed by the laws, without regard to the laws as to choice or conflict of laws, of the State of California.

          21.  Further Action.  Each party agrees to perform any further acts
               --------------
     and to execute and deliver any other documents which may be reasonably necessary to effect the provisions of this Agreement.

          22. Entire Agreement; Amendment. This Agreement supersedes all prior negotiations and understandings concerning the subject matter of the General Release and Indemnity and contains all of the terms and provisions of the Agreement between the parties. There are no oral understandings, statements or stipulations bearing on the effect of this Agreement that have not been incorporated herein. This Agreement shall not be amended, supplemented, or abrogated other than by a written instrument executed by the parties.

     "RELEASEES/INDEMNITEES"           "RELEASORS/INDEMNITORS"

     GEORGES MARCIANO                  YES CLOTHING CO.

     /s/ Georges Marciano              By: /s/ Jeffrey Busse
     -----------------------------         --------------------------
     Georges Marciano


     The Georges Marciano Trust


     /s/ Georges Marciano
     -----------------------------
     Georges Marciano, Trustee

     GO USA, Inc., a California corporation           GUY ANTHOME


     By: /s/ Georges Marciano               /s/ Guy Anthome
         -------------------------          -------------------------
                                            Guy Anthome